UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: September 15, 2017

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

Trond Westlie to join VEON as Group CFO

Andrew Davies to step down after four years

Amsterdam, 15 September 2017 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services headquartered in Amsterdam and serving more than 235 million customers, announces that Trond Westlie will join VEON as Group Chief Financial Officer. VEON’s current Group CFO, Andrew Davies has decided to step down from his role, after four successful years of profound transformation. He will remain an active member of the senior management team until the end of 2017.

Trond Westlie will join VEON on 2 October 2017 and assume his duties as CFO following the Q3 2017 results on 9 November 2017. Trond is a highly respected and experienced financial executive having been CFO of AP Moller-Maersk from 2010 to 2016 and CFO of Telenor from 2005 to 2009. He previously served as a member of the VEON Supervisory Board and Chairman of its Audit Committee between July 2014 and August 2016.

Andrew Davies, who joined VEON in November 2013, has been instrumental in driving the Company’s transformation journey. He played a leading role in the Wind Tre (Italy) transaction and in restructuring VEON’s capital structure. He also played a key role in the Company’s agreements with the U.S. and Dutch authorities in February 2016. Andrew will remain with the Company until the end of the year to ensure a structured handover. In addition, he will continue as a Board member of the Wind Tre joint venture.

Jean-Yves Charlier, CEO of VEON, commented: “Trond brings impressive experience to VEON. He will contribute significantly to the Company’s transformation in particular around our digital and cashflow growth initiatives given his extensive experience from his time at Maersk and Telenor. I look forward to working with him.”

“I would like to thank Andrew for his leadership, integrity and commitment over the past four years. He has made a major contribution to ensuring VEON is where it is today – a revitalized business that is generating strong free cashflow with a stable and appropriate capital structure, an endeavor which enabled the Board to announce a new dividend policy earlier this year.”

Trond Westlie commented: “This is an excellent time to be joining VEON. The Company operates in some of the most exciting communications markets in the world and the foundations are in place to help drive further digital growth and efficiencies. I look forward to working with Jean-Yves and the rest of the senior management team to help take advantage of VEON’s unique growth opportunities.”

Andrew Davies, CFO of VEON, commented: “It has been a privilege to be part of the team that has helped transform VEON from the Company it was four years ago, to where it is today. I am proud that the Company is now on a significantly more stable footing, generating strong free cashflow, with a robust capital structure and meaningful dividend. I am confident that VEON will continue to successfully execute on its digital transformation and cash flow growth strategy in the years ahead.”

About VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, with the ambition to lead the personal internet revolution for over 235 million customers it currently serves, and many others in the years to come.

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go to our website @ http:// www.veon.com

Disclaimer

The information disclosed in this communication is entirely unrelated to the other announcement issued by VEON today.

VEON considers portions of this press release to contain “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by the use of words such as “may”, “will”, “plan”, “should”, “expect”, “anticipate”, “estimate”, “continue” or comparable terminology and include statements relating to, among other things, VEON’s digital strategy development and transformation and its capital structure. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. Although VEON believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, it can give no assurance that such expectations will be achieved. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements as a result of risks and uncertainties. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

Contact Information

Investor Relations	Media and Public Relations

Bart Morselt ir@veon.com Tel: +31 20 79 77 200	Roland Sladek pr@veon.com Tel: +31 20 79 77 200